

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

06019089

45 9005

Group Secretariat

22nd November 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
DEC 07 2006
WASH, D.C.
190
SECTION

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Share Transactions of Directors / Persons Discharging Managerial Responsibilities

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following share transactions in JMH of its Directors / Persons Discharging Managerial Responsibilities:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares acquired	Price Per Share
Henry Keswick	Scrip Dividend	22/11/2006	47,620	US$19.82
Simon Keswick	Scrip Dividend	22/11/2006	26,335	US$19.82
A J L Nightingale	Scrip Dividend	22/11/2006	5,084	US$19.82
Lord Leach of Fairford	Scrip Dividend	22/11/2006	4,796	US$19.82
Richard Lee	Scrip Dividend	22/11/2006	465	US$19.82
R C Kwok	Scrip Dividend	22/11/2006	146	US$19.82
E P K Weatherall	Scrip Dividend	22/11/2006	161,296	US$19.82
Adam Keswick	Scrip Dividend	22/11/2006	141,220	US$19.82
Ben Keswick	Scrip Dividend	22/11/2006	158,418	US$19.82

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Dir/2k61122jmh/vk/p.2

www.jardines.com
Incorporated in Bermuda with limited liability